UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.   )

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Filed by a Party other than the Registrant   [   ]

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[   ] Preliminary Proxy Statement
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[x] Definitive Proxy Statement
[   ] Definitive Additional Materials
[   ] Soliciting Material Pursuant to Rule Section 240.14a-12

Arrow Financial Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 7, 2014.

ARROW FINANCIAL CORPORATION

Meeting Information	
Meeting Type:	Annual Meeting
For holders as of:	March 10, 2014
Date: May 7, 2014	**Time:** 10:00 AM EDT
Location:	Charles R. Wood Theater
	207 Glen Street
	Glens Falls, New York 12801



ARROW FINANCIAL CORPORATION
ATTN: MARK E. BULMER
250 GLEN STREET
GLENS FALLS, NY 12801

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

M67940-P47893

Before You Vote
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   FORM 10-K

How to View Online:
Have the information that is printed in the box marked by the arrow → [XXXX XXXX XXXX] (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
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      1) *BY INTERNET*:   www.proxyvote.com
      2) *BY TELEPHONE*: 1-800-579-1639
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* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → [XXXX XXXX XXXX] (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 23, 2014 to facilitate timely delivery.

How To Vote
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → [XXXX XXXX XXXX] (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following:

1. To elect each of the following four (4) persons as Class A directors for a term of three (3) years, each to serve until his or her successors have been duly elected and qualified:

    Nominees:

    01) Elizabeth O'C. Little
    02) John J. Murphy
    03) Thomas J. Murphy
    04) Richard J. Reisman

    To elect the following person as a Class C director for a term of two (2) years and to serve until her successor has been duly elected and qualified:

    05) Tenée R. Casaccio

The Board of Directors recommends you vote FOR the following proposals:

2. To approve, on an advisory basis, the Company's executive compensation ("Say on Pay").

3. To ratify the appointment of the independent registered public accounting firm KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2014.